DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

05059902

June 30, 2005

Michael H. Cole
Vice President, Secretary and Deputy
General Counsel
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/30/2005

Re: Smithfield Foods, Inc.

Dear Mr. Cole:

This is in regard to your letter dated June 21, 2005 concerning the shareholder proposal submitted by People for the Ethical Treatment of Animals for inclusion in Smithfield Foods' proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponent has withdrawn the proposal, and that Smithfield Foods therefore withdraws its June 21, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: David Benjamin
Special Projects Coordinator
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

91388

Smithfield

Michael H. Cole
Vice President, Secretary and Deputy General Counsel

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

(757) 365-3030 tel
(757) 365-3025 fax

June 8, 2005

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Smithfield Foods, Inc. – Shareholder Proposal from
People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Smithfield Foods, Inc. (the "Company"), a Virginia corporation, to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent"), a copy of which is attached as Exhibit A. The Company intends to omit the Proposal because it was not submitted in a timely manner as required by Rule 14a-8 promulgated under the Securities Exchange Act of 1934. The Company intends to file its definitive proxy materials with the Commission on or about July 29, 2005.

In accordance with Rule 14a-8(j), the Company hereby submits its statement of reasons why it is proper to omit the Proposal relating to the 2005 Annual Meeting. The Company also hereby requests permission to file this letter in a shorter period than 80 calendar days prior to filing of the 2005 Proxy Materials. Enclosed are six copies of this letter and the attachments. A copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials.

Summary of the Company's Position

The Company intends to exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(e) because it received the Proposal on June 1, 2005, which is 61 days after the April 1, 2005 deadline published in the Company's 2004 proxy statement.

The Proposal

On June 1, 2005, the Company received the enclosed letter, dated May 31, 2005, from the Proponent setting forth the Proposal and requesting the inclusion of the Proposal in the 2005 Proxy Materials.

Smithfield

Grounds for Exclusion

The Company's proxy statement distributed to shareholders in connection with its 2004 Annual Meeting clearly stated that any shareholder proposals must be received no later than April 1, 2005 to be considered for inclusion in the 2005 Proxy Materials to be distributed in connection with the 2005 Annual Meeting. This date was calculated in accordance with Rule 14a-8(e)(2) and remains effective because the 2005 Annual Meeting Date (August 26, 2005) has not been changed to a date more than thirty days from the date of the 2004 Annual Meeting (September 1, 2004).

Rule 14a-8(e)(2) states a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for submission of such proposal to be deemed timely for Rule 14a-8 purposes. The Company received the Proposal 61 days after the April 1, 2005 submission deadline. Because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2), the Proposal may be properly excluded from the 2005 Proxy Materials.

The Staff has strictly enforced the deadline for submission of shareholder proposals and has consistently held that proposals received after the Rule 14a-8(e)(2) deadline may be omitted from a company's proxy materials. *See, e.g., Bob Evans Farms, Inc.* (June 1, 2005); *Dominion Resources, Inc.* (March 2, 2005); *First Franklin Corporation* (March 1, 2005); and *Home Depot, Inc.* (February 17, 2005). The burden is on the shareholder to make sure the proposal is received by the company by the required date.

Pursuant to the fourth sentence of Rule 14a-8(f)(1), we note the Company is not required to provide the Proponent with the 14-day notice generally required under Rule 14a-8(f)(1), because the defect in the Proposal is a violation of Rule 14a-8(e) and cannot be cured.

Good-Cause Exception to Rule 14a-8(j)(1)

The Company also respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit the Company to seek relief from the 80-day deadline upon a showing that good cause exists for missing a deadline. Section D of the Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) states that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."

The Company intends to file its definitive 2005 Proxy Materials on or about July 29, 2005. As discussed above, the Proposal was submitted by the Proponent on June 1, 2005, 61 days after the submission deadline and a mere 58 days before the Company expects to file its 2005 Proxy Materials. Because of the Proponent's late submission, it is impossible for the Company to have submitted this

www.smithfieldfoods.com
michaelcole@smithfieldfoods.com

Smithfield

matter to the Commission more than 80 days before the expected filing date of the definitive 2005 Proxy Materials. Accordingly, the Company is requesting a waiver of such 80-day period.

Conclusion

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. The Company also respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of filing of its definitive 2005 Proxy Materials.

Please do not hesitate to call me at (757) 365-3030 if you require additional information or wish to discuss this submission further. Thank you for your attention to this matter.

Sincerely,

Michael H. Cole
Vice President, Deputy General Counsel
and Secretary

Enclosures

\\COR\430269.3

COPY

May 31, 2005

Michael H. Cole, Secretary
Smithfield Foods, Inc.
200 Commerce St.
Smithfield, VA 23430

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

Dear Mr. Cole:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 180 shares of Smithfield Foods, Inc. common stock acquired more than 2 years ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2005 annual shareholders meeting.

Please contact the undersigned if you need any further information. If Smithfield Foods, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8706, or via e-mail at DavidB@peta.org.

Sincerely,

David Benjamin
Special Projects Coordinator

Enclosures:
Morgan Stanley letter
Shareholder Proposal

RECEIVED 6-2-05

Exhibit A

Shareholder Proposal on Humane Treatment of Farmed Animals

In our 2004 Stewardship Report, our company, Smithfield Foods, Inc., states: "Smithfield is determined to lead the industry in respectful and humane animal welfare practices for two main reasons: we believe it is the right thing to do, and it is in the best long-term interests of our company."

In this light, our company has created an Animal Welfare Management System (AWMS) intended "to assure respectful and humane treatment of animals that we own or process." The AWMS may be a laudable first step toward recognizing the rights of animals to live lives free from abuse and neglect, and if it is meaningful, Smithfield should be commended for adopting it.

However, our company-owned and supplier facilities are engaged in cruelty to animals in complete contravention of our company's stated interest in animal welfare and at a grave risk to Smithfield's reputation. Current abusive practices include the following:

- Newborn pigs' tails are cut off, their ears and teeth are mutilated, and they are castrated—all without any pain relief.
- Pregnant pigs are forced to live almost all of their lives amid their own waste in metal "gestation crates" so small that they can't even turn around or lie down comfortably.
- Rates of pigs dying or becoming crippled during transport to slaughter are rising and now number close to 700,000 annually, as drugs such as Paylean gain wider use—causing pigs to become crippled under their massive, drug-induced bulk.

In order for our AWMS to be credible to the public, it must be both transparent (the full details of the system must be available to the public) and verifiable (we must have a system in place to ensure supplier compliance and a procedure for dealing with suppliers that are not in compliance). Our company publicly acknowledges the importance of providing objective, verifiable evidence that animals are treated in ways that ensure their well-being, yet to date all requests to release requirements and compliance records for the AWMS have been ignored. If the AWMS guidelines ensure humane treatment, they should be publicly available. We should also provide proof in the form of audit records of compliance for all our operations. Without this objective, verifiable evidence, our customers have no way of knowing whether our animals were treated humanely or even what standards are applied. Such secrecy is damaging to our company's credibility and contrary to the stated policy of responsible treatment of animals.

Resolved:

Shareholders request that beginning in 2006, at reasonable cost and omitting proprietary information such as names and locations of suppliers, Smithfield begin reporting on its Web site the results of all announced and unannounced audits conducted to ensure that company-owned and supplier facilities are complying with our AWMS. These reports should include all standards and criteria for passing and failing an audit and the supplier's score on each element of the criteria.

James E. Steiner
Registered Client
Service Associate

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 888 587 6565
direct 301 765 6484
fax 301 765 6464

MorganStanley

May 31, 2005

Mr. Michael H. Cole
Secretary
Smithfield Foods, Inc.
Executive Offices
200 Commerce Street
Smithfield, VA 23430

Re: Shareholder Proposal

Dear Secretary Cole:

Morgan Stanley is the record holder of 180 shares of Smithfield Foods, Inc. common stock held on behalf of People for the Ethical Treatment of Animals. People for the Ethical Treatment of Animals acquired these shares on May 9, 2003 and have held them continuously and without interruption since that time.

If you need any further information or have any questions, please feel free to contact me at 888-587-6565. Thank you for your assistance.

Sincerely,

Jim Steiner

Smithfield

Michael H. Cole
Vice President, Secretary and Deputy General Counsel

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

(757) 365-3030 tel
(757) 365-3025 fax

June 21, 2005

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Smithfield Foods, Inc.

Ladies and Gentlemen:

On June 8, 2005, Smithfield Foods, Inc. (the "Company") submitted to the Securities and Exchange Commission a no-action request letter pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 requesting confirmation that, among other things, the Company may omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders a shareholder proposal and statements in support thereof (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent"). On June 13, 2005, the Company received a letter from the Proponent dated June 10, 2005 withdrawing the Proposal, a copy of which is attached hereto. Consequently, the Company hereby withdraws its no action request on the Proposal effective immediately.

Please do not hesitate to call me at (757) 365-3030 if you require additional information or wish to discuss this further. Thank you for your attention to this matter.

Sincerely,

Michael H. Cole
Vice President, Secretary and Deputy
General Counsel

Enclosure

cc: David Benjamin, People for the Ethical Treatment of Animals

\\COR\431818.1

COPY

June 10, 2005

Michael H. Cole
Vice President, Secretary & Deputy General Counsel
Smithfield Foods, Inc.
200 Commerce St.
Smithfield, VA 23430

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

Dear Mr. Cole:

This letter is to inform you that it is the intention of People for the Ethical Treatment of Animals (PETA), a Virginia nonprofit organization, to withdraw our proposal that was submitted for inclusion in the proxy materials for the Smithfield Foods, Inc., 2005 annual shareholder meeting.

We continue to have grave concerns over the manner in which animals are being raised in Smithfield's company-owned and supplier facilities. The recent deaths of more than 500 pigs due to neglect at a Smithfield supplier clearly demonstrate the lack of an effective animal welfare management system.

Therefore, PETA retains the right to resubmit the attached proposal for inclusion in the proxy materials for the 2006 annual meeting.

Sincerely,

David Benjamin
Special Projects Coordinator
People for the Ethical Treatment of Animals

enclosure: Shareholder Proposal

cc: U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel

RECEIVED 10-13-2005

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Shareholder Proposal on Humane Treatment of Farmed Animals

In our 2004 Stewardship Report, our company, Smithfield Foods, Inc., states: "Smithfield is determined to lead the industry in respectful and humane animal welfare practices for two main reasons: we believe it is the right thing to do, and it is in the best long-term interests of our company."

In this light, our company has created an Animal Welfare Management System (AWMS) intended "to assure respectful and humane treatment of animals that we own or process." The AWMS may be a laudable first step toward recognizing the rights of animals to live lives free from abuse and neglect, and if it is meaningful, Smithfield should be commended for adopting it.

However, our company-owned and supplier facilities are engaged in cruelty to animals in complete contravention of our company's stated interest in animal welfare and at a grave risk to Smithfield's reputation. Current abusive practices include the following:

- Newborn pigs' tails are cut off, their ears and teeth are mutilated, and they are castrated—all without any pain relief.
- Pregnant pigs are forced to live almost all of their lives amid their own waste in metal "gestation crates" so small that they can't even turn around or lie down comfortably.
- Rates of pigs dying or becoming crippled during transport to slaughter are rising and now number close to 700,000 annually, as drugs such as Paylean gain wider use—causing pigs to become crippled under their massive, drug-induced bulk.

Finally, the details of the AWMS are confidential and do not have an enforcement mechanism. If the AWMS guidelines ensure humane treatment, they should be publicly available. Furthermore, according to the summary in our company's 2004 Stewardship Report, the AWMS does not appear to include a single provision for ensuring that our company-owned and supplier facilities are adhering to these guidelines. Thus, our customers have no way of knowing whether the animals whose meat they are buying were treated humanely or even what standards are applied.

In order for our AWMS to be credible to the public, it must be both transparent (the full details of the system must be available to the public) and verifiable (we must have a system in place to ensure supplier compliance and a procedure for dealing with suppliers that are not in compliance).

Resolved:

Shareholders request that beginning in 2006, at reasonable cost and omitting proprietary information such as names and locations of suppliers, Smithfield begin reporting on its Web site the results of all announced and unannounced audits conducted to ensure that company-owned and supplier facilities are complying with our AWMS. These reports should include all standards and criteria for passing and failing an audit and the supplier's score on each element of the criteria.